SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption
 Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935


To Be Filed Annually Prior to March 1

FIRSTENERGY CORP.

hereby files with the Securities and Exchange Commission
(Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public
Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     FirstEnergy Corp. (FirstEnergy) was organized under the laws of the State of Ohio in 1996. The principal executive offices of FirstEnergy are located in Akron, Ohio. FirstEnergy is a holding company within the meaning of Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (1935 Act).

     FirstEnergy's principal business is the holding of all of the outstanding common stock of the following eight direct subsidiaries: (i) Ohio Edison Company (Ohio Edison), (ii) The Cleveland Electric Illuminating Company (Cleveland Electric),
(iii) The Toledo Edison Company (Toledo Edison); (iv) Centerior Service Company; (v) Centerior Properties Company; (vi) Centerior Enterprises Corporation; (vii) Market Responsive Energy, Inc.; and (viii) FirstEnergy Securities Transfer Company.

OHIO EDISON
-----------

     Ohio Edison was organized under the laws of the State of Ohio in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because it is predominantly a public utility company whose operations as such do not extend beyond the State of Ohio and contiguous states. See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979). Ohio Edison furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison also provides transmission services and electric energy for resale to certain municipalities in its service area and transmission services to certain rural cooperatives. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 2,537,000. During the twelve months ended December 31, 1996, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity

     OHIO EDISON SUBSIDIARIES - PENNSYLVANIA POWER COMPANY
     -----------------------------------------------------

     Ohio Edison owns all of the Common Stock of Pennsylvania Power Company (Penn Power). Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. Penn Power also provides transmission services and electric energy for resale to certain municipalities in Pennsylvania. The area served by Penn Power has a population of approximately 343,000. Ohio Edison and Penn Power operate and dispatch electrical service as a single utility system known as the Ohio Edison System (OES). During the twelve months ended December 31, 1996, the principal source of Penn Power's operating revenues was derived from the sale of electricity.

     OVEC and IKEC
     -------------

     Ohio Edison owns directly 16.5% of the Common Stock of Ohio Valley Electric Corporation, an Ohio corporation (OVEC). Similarly, Toledo Edison owns directly 4% of the Common Stock of OVEC, resulting in an indirect ownership of 20.5% of OVEC by FirstEnergy. OVEC, in turn, owns all of the Common Stock of Indiana-Kentucky Electric Corporation (IKEC). OVEC is a public utility company organized under the laws of Ohio in 1952. On the same date, IKEC was organized under the laws of Indiana. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power, and Toledo Edison), furnishing electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Department of Energy (DOE).

     OHIO EDISON SUBSIDIARIES - OTHER
     --------------------------------

     In addition to Penn Power, Ohio Edison has eight other wholly-owned subsidiaries: (i) OES Capital, Incorporated, organized under the laws of the State of Ohio; (ii) OES Fuel, Incorporated, organized under the laws of the State of Ohio;
(iii) OES Finance, Incorporated, organized under the laws of the State of Ohio; (iv) Ohio Edison Financing Trust, organized under the laws of the State of Delaware; (v) Ohio Edison Financing Trust II, organized under the laws of the State of Delaware; (vi) OES Nuclear, Incorporated, organized under the laws of the State of Ohio; (vii) OES Ventures, Incorporated, organized under the laws of the State of Ohio; and (viii) FirstEnergy Services Corp., organized under the laws of the State of Ohio. These subsidiaries manage and finance nuclear fuel for OES, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. OES Ventures, Incorporated is part owner of three limited liability companies which own or apply technologies for the production of gypsum products and one limited liability company that owns facilities for the transloading of bulk materials on the Ohio River. These companies, all of which are organized under the laws of the State of Ohio, are Eastroc LLC; Eastroc Technologies LLC; Engineered Processes, Ltd. and Warrenton River Terminal, Ltd. OES Ventures also has two other subsidiaries, both of which are organized in Ohio; COMSE Energy Managers Inc. (provides energy efficiency planning) and Millennium Fuel Services, Ltd. (provides fuel management services). In addition, OES Ventures has a 49% beneficial interest in the PNBV Capital Trust, a business trust organized under the laws of the State of Delaware to facilitate the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 (Perry Unit 1) and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in OES Engineering Incorporated, an Ohio corporation that provides engineering services at cost as a subcontractor on construction projects undertaken by Ohio Edison for third parties. Other than Penn Power, these subsidiaries do not, individually or in the aggregate, have a material effect on the consolidated financial statements of Ohio Edison.

CLEVELAND ELECTRIC
------------------

     Cleveland Electric was organized under the laws of the State of Ohio in 1892 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation. During the twelve months ended December 31, 1996, nearly all of Cleveland Electric's operating revenues were derived from the sale of electricity.

TOLEDO EDISON
-------------

     Toledo Edison was organized under the laws of the State of Ohio in 1901 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. During the twelve months ended December 31, 1996, nearly all of Toledo Edison's operating revenues were derived from the sale of electricity.




CENTERIOR SERVICE COMPANY
-------------------------

     Centerior Service Company was organized under the laws of the State of Ohio in 1986 and is a service company that has entered into service agreements in the State of Ohio concerning management, engineering, legal, finance, nuclear operations, construction, systems dispatch and certain other matters with Cleveland Electric and Toledo Edison at cost.

CENTERIOR PROPERTIES COMPANY
----------------------------

     Centerior Properties Company is an Ohio corporation organized in 1929 that primarily manages non-residential real estate. It has one subsidiary, BSG Properties, Inc., organized under the laws of the State of Ohio in 1996 that pursues real estate development.

CENTERIOR ENTERPRISES COMPANY
-----------------------------

     Centerior Enterprises Company is an Ohio corporation organized in 1971 whose principal business involves the ownership of stock investments in certain non-utility ventures. It has six subsidiaries: (i) Centerior Power Enterprises Incorporated which, together with CPICOR Management LLC (a non-affiliate), is responsible for implementing a DOE clean coal project; (ii) Centerior Energy Services Inc., which provides various energy services; (iii) Fertile-Earth Inc., which composts certain wastes and wood products into salable mulch and soil amendments; (iv) Centerior Telecom Company, which provides telecommunications services; (v) Centerior Communications Holdings Inc., which holds equity investments for certain telecommunications ventures and
(vi) Bay Shore Power Company, which provides steam to a Toledo Edison generating unit and a nonaffiliated refinery.

MARKET RESPONSIVE ENERGY, INC.
-----------------------------

     Market Responsive Energy, Inc. is a Delaware corporation organized in 1995 that is a power marketer in the wholesale power markets.

CENTERIOR FUNDING CORPORATION
-----------------------------

Centerior Funding Corporation is a Delaware corporation organized in 1996 that finances accounts receivable.

THE TOLEDO EDISON CAPITAL CORPORATION
-------------------------------------

     The Toledo Edison Capital Corporation is a Delaware corporation organized in 1997 which makes equity investments in Delaware business trusts which hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.
FIRST ENERGY SECURITIES TRANSFER COMPANY
----------------------------------------

     FirstEnergy Securities Transfer Company is an Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     FirstEnergy owns no such property.

     Centerior Service Company, Centerior Properties Company, Centerior Enterprises Corporation, Market Responsive Energy, Inc., Centerior Funding Corporation, The Toledo Edison Capital Corporation and FirstEnergy Securities Transfer Company are not public utilities.

OES, OHIO EDISON and PENN POWER
-------------------------------

     Ohio Edison and Penn Power operate and dispatch electrical service as a single utility system known as the OES. OES owns or leases all or a portion of 39 electric generating units, consisting of 18 coal fired units, three nuclear units, seven oil fired units, one gas/oil fired unit and 10 diesel generators (located at three sites), which have total net generating capacity of 5,757 megawatts (MW). All of the electric properties owned by OES are located within the State of Ohio and the Commonwealth of Pennsylvania.

     Eleven of the 18 coal fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 18 coal fired units are a held in a combined OES ownership, and the remaining three coal fired units are 100% owned by Penn Power.

     The three nuclear units consist of (i) Beaver Valley 1, located in Pennsylvania and representing a 425 MW share from a combined OES ownership of 52.50%, (ii) Beaver Valley 2, also located in Pennsylvania and representing a 343 MW share from an Ohio Edison ownership and leasehold interest of 41.88%, and (iii) Perry Unit 1, located in Ohio and representing a 421 MW share from a combined OES ownership and leasehold interest of 35.24%.

     One of the seven oil fired units is located in Ohio and 100% owned by Ohio Edison. The remaining six oil fired units are also located in Ohio but are held in a combined OES ownership.

     The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison.

     Two of the three diesel generated sites are located in Ohio.
The remaining diesel generator site is located in Pennsylvania.

      OES has a transmission system of 5,647 circuit line miles covering an area of approximately 9,000 square miles. The transmission system has 629 circuit miles of 345 kilovolt (kV) lines, 2,350 circuit miles of 138 kV lines, 1,894 circuit miles of 69 kV lines, 180 circuit miles of 34.5 kV lines and 594 circuit miles of 23 kV lines. Additionally, OES's electric distribution systems include 26,463 miles of overhead pole line and underground conduit carrying primary, secondary and street lighting circuits. OES owns, individually or together with one or more of the other Central Area Power Coordination Group (CAPCO) companies (Cleveland Electric, Toledo Edison and Duquesne Light Company (Duquesne)) as tenants in common, 448 substations with a total installed transformer capacity of 24,849,513 kV-amperes, of which 70 are transmission substations, including nine located at generating plants.

     Ohio Edison and Penn Power are extensively interconnected, with 12 points of interconnection at voltage levels ranging from 23 kV to 345 kV. Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. Ohio Edison and Toledo Edison also have one 69 kV interconnection, which is normally operated open.

     Ohio Edison has one 345 kV interconnection with Allegheny Power System, Inc. (Allegheny Power), seven 345 kV interconnections with American Electric Power Company, Inc.
(AEP) and five 345 kV interconnections with Duquesne. Ohio Edison has the following 138 kV interconnections: one with Allegheny Power, eight with AEP and three with Dayton Power and Light Company (Dayton). Ohio Edison also has one 23 kV interconnection with AEP. The 69 kV interconnections with Dayton and AEP, and the 23 kV interconnection with AEP, normally are operated open. One of the 138 kV interconnections with AEP is also normally operated open.
 .
     OES also has the following 69 kV interconnections: one with Dayton, one with AEP, one with Allegheny Power, and one with Duquesne.

     Ohio Edison does not own or have any financial interest in any natural gas pipeline company. However, at Ohio Edison's Edgewater plant, OES Fuel owns a four mile gas pipeline that connects the Edgewater plant to the Columbia Gas Transmission system.

OVEC and IKEC
-------------

     OVEC owns the Kyger Creek Plant at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's transmission facilities do not interconnect directly with the OES or Toledo Edison systems.

CLEVELAND ELECTRIC
------------------

     Cleveland Electric's generating properties consist of all or a portion of: (i)15 units at four fossil fuel plants including the Avon Lake Plant, located in Avon Lake, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and a (iii) 351 MW share of a pumped storage hydroelectric plant (Seneca Plant) located in Warren, Pennsylvania. These six Cleveland Electric-owned plants, at December 31, 1996, have a net demonstrated capability of 3,279 MW during the winter.

     On September 30, 1987, Cleveland Electric sold essentially all of its 470 MW undivided tenant-in-common interests in Units 1, 2 and 3 of the Bruce Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, Cleveland Electric and Toledo Edison are co-lessees of 6.5% (51 MW), 45.9% (358 MW) and 44.38% (355 MW) of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant for terms of about 29-1/2 years.

     Cleveland Electric also owns a 371 MW share of Perry Unit 1 located in Perry, Ohio, which was placed in commercial operation on November 18, 1987 and a 201 MW share of Beaver Valley Nuclear Power Station Unit No. 2 (Beaver Valley Unit 2) located in Shippingport, Pennsylvania, which was placed in commercial operation on November 17, 1987 and leases, as co-lessee with Toledo Edison, another 18.26% (150 MW) of Beaver Valley Unit 2 for a term of about 29-1/2 years.

     Cleveland Electric owns the transmission facilities located in the area it serves in northeastern Ohio for transmitting electric energy to all of its customers, except for one 5.5 mile 138kV transmission line that Cleveland Electric leases from the City of Cleveland. The portions of the transmission lines located in Pennsylvania to the Seneca Plant, Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Cleveland Electric. Cleveland Electric has a transmission interconnection with Pennsylvania Electric Company, which provides for transmission of electric energy from the Seneca Plant.

     Cleveland Electric also has interconnections with Ohio
Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power
Station, and also interconnects with AEP.

     Cleveland Electric's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 11,000 volts and 345,000 volts.

     Cleveland Electric owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers pursuant to franchises granted by the State of Ohio and, in some instances, by municipalities.

TOLEDO EDISON
-------------

     Toledo Edison's generating properties consist of : (i) two wholly-owned fossil fuel electric generating stations, Acme and Bay Shore, located in Lucas County, Ohio; (ii) a 429 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) five internal combustion turbine generator units with an aggregate capability of 77 MW located in northwestern Ohio. These Toledo Edison-owned plants have, at December 31, 1996, a net demonstrated capability of 1,137 MW during the winter.

     On September 30, 1987, Toledo Edison sold essentially all of its 294 MW undivided tenant-in-common interests in Units 2 and 3 of the Bruce Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, Toledo Edison and Cleveland Electric are co-lessees of 6.5% (51 MW), 45.9% (358 MW) and 44.38% (355 MW) of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant for terms of about 29-1/2 years.

     Toledo Edison also owns a 238 MW share of Perry Unit 1. On September 30, 1987, Toledo Edison sold about 18.26% (150 MW) of its undivided tenant-in-common interests in Beaver Valley Unit 2 located in Shippingport, Pennsylvania (Toledo Edison had owned 19.91% (163 MW) and has retained about a 1.65% interest in that
Unit). On the same day, the purchasers leased those interests to Toledo Edison (with Cleveland Electric as co-lessee) for a term of about 29-1/2 years. Toledo Edison is selling 150 MW of its Beaver Valley Unit 2 leased capacity entitlement of Cleveland Electric. This sale commenced in November 1988 and it is anticipated that it will continue at least until 1998.

     Toledo Edison's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 23,000 volts and 345,000 volts. Toledo Edison owns the transmission facilities located in the area it serves in northwestern Ohio for transmitting electric energy to all of its customers. The portions of the transmission lines located in Pennsylvania to the Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Toledo Edison. Toledo Edison has interconnections with Ohio Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power Station. Toledo Edison also has transmission interconnections with Consumers Power Company, The Detroit Edison Company and AEP.

     Toledo Edison owns the distribution facilities located in the area it serves in northwestern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to its customers.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Ohio Edison             30,297,461,000 kwh
          Penn Power               5,054,632,000 kwh
          Cleveland Electric      21,520,456,000 kwh
          Toledo Edison           11,054,347,000 kwh

          (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Ohio Edison             None
          Penn Power              None
          Cleveland Electric      None
          Toledo Edison           None

          (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          Ohio Edison             6,190,242,000 kwh
          Penn Power                976,441,000 kwh
          Cleveland Electric      1,323,238,000 kwh
          Toledo Edison             306,565,000 kwh

          (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

          Ohio Edison               863,985,000 kwh
          Penn Power              1,035,444,000 kwh
          Cleveland Electric        110,948,000* kwh
          Toledo Edison             (72,221,000)* kwh

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                Not applicable.

          (b)  Name of each system company that holds an interest
in such EWG or foreign   utility company and description of the
interest held.

               Not applicable.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                Not applicable.


          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.
                Not applicable.




----------------------
* Net kwh of purchases and non-monetary power exchange transactions with wholesale customers outside the state.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
                Not applicable.


          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 8th day of November 1997.


                            FirstEnergy Corp.


                            By: /s/ Harvey L. Wagner
                               --------------------------
                            Title:   Controller







CORPORATE SEAL






Attest: /s/ Nancy C. Ashcom
      ------------------------
Title:  Corporate Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Harvey L. Wagner     Controller
--------------------------------
    (Name)            (Title)

76 South Main Street, Akron, OH 44308
-------------------------------------
             (Address)



                          Exhibit A
                      FIRSTENERGY CORP.
          UNAUDITED PRO FORMA FINANCIAL INFORMATION


          The unaudited pro forma balance sheet of FirstEnergy at June 30, 1997, set forth below, gives effect to the Merger as if it had been consummated on that date. The unaudited pro forma statements of income of FirstEnergy for the twelve month period ended June 30, 1997 set forth below, give effect to the Merger as if it had been consummated on July 1, 1996. These statements are prepared based on accounting for the Merger as a purchase with the assumptions specified in the notes thereto. Purchase accounting adjustments are estimates and therefore subject to change.

          The following pro forma financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of Ohio Edison and Centerior. The following information does not reflect any potential cost reductions or synergies associated with the Merger and is not necessarily indicative of the financial position or operating results that would have occurred had the Merger been consummated on the date as of which, or at the beginning of the periods for which, the Merger is being given effect, nor is it necessarily indicative of future financial position or operating results.

          The unaudited pro forma financial statements reflect a fair value adjustment of $1.25 billion to reduce the carrying value of the nuclear generating units at FirstEnergy, as required by Accounting Principles Board Opinion 16. This fair value adjustment is an estimated amount; the ultimate fair value of Cleveland Electric's and Toledo Edison's net assets to be determined is likely to require an adjustment which may be more or less than the amount used for purposes of these unaudited pro forma financial statements. Any difference between the ultimate net asset valuation and the valuation assumed in the unaudited pro forma financial statements will be reflected as an adjustment of the goodwill recognized in connection with the Merger.





















                                         FIRSTENERGY CORP.
                         UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                           June 30, 1997
                                           (In millions)
                                                                           Pro Forma    Pro Forma
                                               Ohio Edison    Centerior   Adjustments    Combined
                                               -----------    ---------   -----------   ----------
Assets

Utility plant, net of depreciation               $5,256        $ 6,799     $ (1,250) (3a)  $10,805
Other property and investments                    1,132          1,142                       2,274
Current assets                                      513            480          (13) (3b)      980
Regulatory assets                                 1,656          2,248         (750) (3a)    3,154
Goodwill                                              0              0          904  (3c)      904
Other deferred charges                              265            270                         535
                                                 ------        -------      -------        -------
Total Assets                                     $8,822        $10,939      $(1,109)       $18,652
                                                 ======        =======      =======        =======

Capitalization and Liabilities

Common shareholders' equity:
  Common stock and other paid-in capital         $2,101         $2,321      $ (755)  (3d)   $3,667
  Retained earnings (deficit)                       596           (393)        393   (3d)      596
  Unallocated ESOP common shares                   (150)             0           0            (150)
                                                 ------         ------      ------          ------
  Total common shareholders' equity               2,547          1,928        (362)          4,113

Preferred stock:
  Not subject to mandatory redemption               161              0        (161)  (3e)        0
  Subject to mandatory redemption                    20              0         (20)  (3e)        0

Preferred stock of consolidated subsidiaries:
  Not subject to mandatory redemption                51            448         161   (3e)      660
  Subject to mandatory redemption                    15            174           6   (3e)(3f)  195

Ohio Edison obligated mandatorily redeemable
  preferred securities of subsidiary trust hold-
  ing solely Ohio Edison subordinated debentures    120              0                         120
Long-term debt                                    2,369          4,238          16   (3f)    6,623
                                                 ------        -------     -------         -------
Total capitalization                              5,283          6,788        (360)         11,711
Current liabilities                               1,295          1,062         (13)  (3b)    2,344
Accumulated deferred income taxes                 1,742          1,896        (690)  (3k)    2,948
Accumulated deferred investment tax credits         192            246         (64)  (3k)      374
Other liabilities                                   310            947          18   (3g)    1,275
                                                 ------        -------     -------         -------
  Total Capitalization and Liabilities           $8,822        $10,939     $(1,109)        $18,652
                                                 ======        =======     =======         =======



                                           FIRSTENERGY CORP.
                     UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                 Twelve Months Ended June 30, 1997
                              (In millions, except per share amounts))
--------------------------------------------------------------------------------------------------
                                                                        Pro Forma     Pro Forma
                                            Ohio Edison    Centerior   Adjustments    Combined
                                            -----------    ---------   -----------    ---------
Operating revenues                            $2,457        $2,563       $(13)  (3h)   $5,007
                                              ------        ------       ----          ------
Fuel and purchased power                         435           475         (3)  (3h)      907
Other operation and maintenance expenses         679           783        (12)  (3h)    1,450
                                              ------        ------       ----          ------
Total operation and maintenance expenses       1,114         1,258        (15)          2,357
Depreciation and amortization, net               399           352        (75)  (3i)      676
General taxes                                    234           312          2   (3h)      548
Income taxes                                     186           125         26   (3k)      337
                                              ------        ------       ----          ------
Total operating expense and taxes              1,933         2,047        (62)          3,918
                                              ------        ------       ----          ------
Operating income                                 524           516         49           1,089
Other income (expense)                            48           (14)       (22)  (3i)       12
                                              ------        ------       ----          ------
Total income                                     572           502         27           1,101
                                              ------        ------       ----          ------
Interest charges                                 240           324                        564
Allowance for borrowed funds used during
  construction and capitalized interest           (2)           (2)                        (4)
Subsidiaries' preferred stock dividend
  requirements                                    16            54         12   (3j)       82
                                              ------        ------       ----          ------
Net interest and other charges                   254           376         12             642
Net income                                       318           126         15             459
Preferred stock dividend requirements             12            -         (12)  (3j)       -
                                              ------       -------       ----          ------
Earnings on common stock                      $  306       $   126       $ 27          $  459
                                              ======       =======       ====          ======
Average common shares outstanding                144           148        (70)            222
                                              ======       =======       ====          ======
Earnings per share of common stock            $ 2.12       $   .85                     $ 2.07
                                              ======       =======                     ======




                       FIRSTENERGY CORP.
        NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                    FINANCIAL STATEMENTS
----------------------------------------------------------------

Note 1 - Reclassifications

          Certain reclassifications have been made to the Centerior unaudited historical financial statements to conform to the presentation expected to be used by the merged companies.

Note 2 - Exchange Ratios

          Under the Merger Agreement, each outstanding share of Ohio Edison Common Stock will be converted into one share of FirstEnergy Common Stock, and each outstanding share of Centerior Common Stock will be converted into 0.525 of a share of FirstEnergy Common Stock. These conversion numbers were used in computing share and per share amounts in the accompanying unaudited pro forma combined condensed financial statements.

Note 3 - Pro Forma Adjustments

          (a) As required by APB16, a pro forma adjustment has been recognized by FirstEnergy to adjust the Cleveland Electric and Toledo Edison nuclear generating units to fair value. Such adjustment has been based upon the estimated discounted future cash flows expected to be generated by their nuclear generating units.

          (b) A pro forma adjustment has been made to eliminate accounts receivable and payable between Ohio Edison and Centerior as of the balance sheet date.

          (c) A pro forma adjustment has been made to recognize goodwill in connection with the Merger. The goodwill represents the excess of the purchase price over Centerior's net assets after taking into account the adjustments described in (a) above. The carrying cost for all other assets and liabilities (except as described in (f) and (g) below) is assumed to be equal to fair market value. If it is determined that the ultimate fair market value of Centerior's net assets is more or less than their estimated carrying value at the time of consummation, goodwill would be adjusted accordingly. The purchase price was based on the imputed value to holders of Centerior Common Stock using a market value of Ohio Edison Common Stock of $20.125 per share.

          (d) Pro forma equity adjustments recognize the elimination of Centerior's accumulated deficit as of the consummation of the Merger and the purchase price computed as described in (c) above.

          (e)  Pro forma adjustments have been made to reclassify
Ohio Edison preferred stock outstanding to subsidiary preferred stock outstanding on FirstEnergy's balance sheet.

          (f)A pro forma adjustment has been made to recognize
Centerior's preferred stock of consolidated subsidiaries subject to mandatory redemption and long-term debt at estimated fair market value.

          (g)  A pro forma adjustment has been made to recognize
Centerior's net unamortized transition obligation related to certain retirement benefits.

          (h)Pro forma adjustments have been made to eliminate revenue and expense transactions between Ohio Edison and Centerior.

          (i)Pro forma adjustments have been made to recognize amortization of goodwill in connection with the Merger over a 40-year period, offset by reductions in depreciation expense and amortization of regulatory assets resulting from the assumed revaluation of Centerior's assets described in (a) above.

          (j)A pro forma adjustment has been made to reclassify
Ohio Edison's preferred stock dividend requirements to subsidiaries' preferred stock dividend requirements (a reduction to net income) on FirstEnergy's statement of income.

          (k)Pro forma adjustments have been made for the estimated tax effects of the adjustments discussed in (a), (f),
(g) and (i) above.


                             Exhibit B
                         FIRSTENERGY CORP.
                 Twelve Months Ended June 30, 1997
                          (In Millions)
                     Financial Data Schedule


   Item No.        Caption Heading
   --------        ---------------

     1          Total Assets                $18,652

     2          Total Operating Revenues    $ 5,007

     3          Net Income                  $   459